INVEST IN **STARFISH FILM LLC**

Back the groundbreaking sci-fi drama about how we perceive death, parenting and love itself


STARFISH
A FILM BY MICAH GROENEVELT
WEFUNDER
MORE BELOW

watchstarfish.com Denver, CO

Highlights

1. Our talented team has worked with studios including A24, Netflix, Neon, Ubisoft & Riot Games
2. Only 2/20 2024 indies we analyzed were profitable; with our lean budget, 18/20 could be profitable
3. More than 40 awards won for prior films
4. Over 45 million views garnered for online film content created
5. Our director has run and owned his own production and marketing company for 8+ years
6. Our producer successfully raised $240k+ for a startup venture in 2014

7 For the concept scene, we worked with six time Emmy winner, Scott Takeda

Our Team



Micah Groenevelt Writer/Director/Producer

An acclaimed director and founder of RedMane Entertainment, has won numerous awards, including a Heartland Emmy nomination for Honey Bee. With a mastery of storytelling and cinematic craft, he leads innovative productions that push creative boundaries.



Jeffrey Carabelos Writer/Producer/Composer

Jeffrey is an award-winning composer, producer, and screenwriter for Starfish. He has scored films such as The Story of a Rock, I Am Spaceman, and The Apprentice. His evocative scores blend orchestral and electronic elements, bringing stories to life.

THE PITCH

SCHEDULE A CALL WITH US

For any questions or details not covered in our campaign, or if you want to meet the filmmakers behind this endeavor, **schedule a call with us!**


LOGLINE:
A scientist clones his late wife using her tech to restore her mind, but when the memory integration fails, he must raise her clone from childhood.

TENKARA - Proof of Concept Scene

The following is a scene right out of our script. We wanted to

prove what we're capable of, so we raised a small budget of $7,000 to demonstrate our capacity to turn small budgets into productions which carry the weight of a Hollywood budget. With starkly limited resources, we produced this scene on time and under budget. We were then invited to premier this film at two separate local festivals without prior submission for entry.

CONTEXT FOR THE SCENE: We jump right into the middle of a negotiation between Marie, Jonah (Marie's husband), and Banko Yoshimura, their prospective investor. In a back and forth power struggle, we dig past just the logistics of what this investment might look like for their scientific research and realize it's much more about the aligning (or misaligned) moral compass of what this scientific venture might become.


Tenkara | A Scene from STARFISH (Proof of Concept)
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TENKARA
Proof of Concept Scene from STARFISH
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Why is this film DIFFERENT?


Comparing budgets of Independent Cinema from 2024
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RØDE
The ones that were the lowest were still
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TITLE	BUDGET	BOX OFFICE	DISTRIBUTION
Nickel Boys	$23.2 million	$3.2 million	Amazon MGM
Queer	$48 million	$6.8 million	A24
The Outrun	???	$4.7 million	StudioCanal
My Old Ass	???	$5.7 million	Amazon MGM

A Different Man	???	$1.3 million	A24
I Saw the TV Glow	???	$5.4 million	A24
Between the Temples	???	$2.3 million	Sony Pictures Classics
Longlegs	$10 million	$128 million	Neon
Bird	???	$1.9 million	Mubi
Hard Truths	???	$2.3 million	StudioCanal
Good One	???	$352k	Metrograph Pictures
Oh, Canada	???	$1.3 million	Kino Lorber
Thelma	$3 million	$12.6 million	Magnolia Pictures
Kneecap	$6.1 million	$4.5 million	Curzon Film
Crossing	???	$553k	TriArt Film

DIRECTOR'S STATEMENT

I'm Micah. I've been a filmmaker for over 15 years and the time has come to make my first feature film. I've had people urging me to make a feature for years. "Do it for $10k on weekends with your friends if you need to!" they'd say. But I'd always push back, firmly, for one main reason: *if we're going to make a movie, we're going to do it right*.

My role is to push the cart while surrounding myself with a talented team who elevate the work beyond what I could achieve on my own. By creating trust, passion, and a sense of play, we're going to create a movie with impact and a lasting legacy.

Our success is going to require discipline, adaptability, and persistence in every part of the process. It will be hard and will cost us real blood, sweat and tears--but in the end, we're doing what we love the most: MAKING MOVIES!

Pain is temporary, but film is forever.

THE STORY OF *STARFISH*

STARFISH is a science fiction drama that delves deep into what it truly means to have a "second chance" at love.

The film structure is separated into THREE CHAPTERS:


CHAPTER 1
THE RELATIONSHIP:
Chapter 1 sets up our connection to Marie and Jonah, showcasing the powerful love they share for one another. Marie's untimely death leads Jonah to the grief-stricken decision to clone her.




CHAPTER 2
CHILDHOOD:
We jump into chapter 2 where M, Marie's clone, is now 7 years old. We learn the memory restoration tech isn't working as planned, leaving Jonah with the stark reality of fatherhood and a race to legitimize M's existence as an overreaching business partner attempts to reclaim his "property."


CHAPTER 3
"M" FOR MARIE:
In chapter 3, we meet M on her 18th birthday, troubled by visions of a past she's never known. We discover she's taken Marie's research upon her own shoulders, succeeding where Jonah failed to reintegrate Marie's memories into her own consciousness. Images of weddings, lost intimacy and forgotten hardships begin to color her experience, and she begins to wonder whether she can trust her own heart.

KEY CHARACTERS

Each character is a different lens; a focal point to explore the complex moral and relational aspects of bringing someone "back to life," challenging the social constructs we know as "mother," "father," and "daughter."



MARIE

Rebellious and quick-witted, Marie is a charismatic and passionate woman. With a sharp social acumen and a penchant for stirring up conversation, she often finds herself ahead of the curve. Her pointed humor, impeccable fashion sense, and drive for innovation make her the center of attention at any gathering.

Marie is leading breakthroughs in memory and Alzheimer's research, becoming a prominent public figure and educator in her field. She frequently presents at galas and TED talks, sharing her findings and raising awareness.

Deeply devoted to her husband, Jonah, they form an inseparable team, supporting one another both professionally and personally. Jonah provides the balance to Marie's boundless energy, grounding her and encouraging thoughtful reflection.

KEY CHARACTERS

CHARACTERS

JONAH

Jonah carries his intelligence with humility and unwavering determination, but he's never one to pass up a witty remark. Likely on the spectrum, though undiagnosed, he has always found forming close friendships more challenging than most—something he attributes, with a touch of dark humor, to his experience growing up as an orphan.

His sharp intellect and academic prowess offered a rare sense of belonging at the university, where he met Marie—his love, his salvation, and, as he'd quip, "his favorite lab partner."

With a double master's in genetics and molecular biology, Jonah has dedicated himself to pioneering research alongside



KEY

Marie. Together, they dive into the science of cloning and the storage and integration of memories within cloned organisms, and Jonah's knack for playful banter often keeps their intense work atmosphere surprisingly light.





BANKO YOSHIMURA

Banko Yoshimura is a renowned Japanese businessman and tycoon. Having built the majority of his wealth in manufacturing, he has expanded his interests to encompass medicine and the supply chain supporting American health care and innovative science.

Raised in a single parent household, Banko takes pride in being a self-made man, with business ventures spanning more than 75 countries. True to his heritage, Banko appreciates the finer details in life. He delights in a well-brewed cup of tea, enjoys listening to vinyl records on his home sound system, and values the craftsmanship of a finely tailored suit.

Always eager to meet people who defy conventional expectations, he finds inspiration in innovative minds. Now that he has achieved the success he once sought, his focus has shifted to identifying and empowering the right, trustworthy individuals who can carry his legacy forward.

KEY CHARACTERS

KEY CHARACTERS

MAYA

Maya carries a deep, unshakable guilt over how she raised her daughter, Marie. As she grows older, she desperately tries to mend their fractured relationship, though the past still haunts each interaction.

Following the death of her husband, Maya found solace in New Age spirituality, embracing a quieter, more introspective life. She surrounds herself with the small comforts that bring her peace; her beloved birds, a thriving garden, and stacks of well-read books. She stitches together her own clothes from thrifted fabrics, nurturing a life of self-sufficiency and quiet resilience, while making an effort to stay connected with old friends.

Warm and nurturing on the surface, Maya believes she's shed her past flaws. But beneath her calm exterior, she remains firmly rooted in her own perspective, unable to see the ways she still holds onto the very patterns she hopes to escape.





RICHARD

Richard is a steadfast, salt-of-the-earth man who finds comfort in the feeling of soil beneath his nails. A devout Christian with deep-rooted values, he takes immense pride in the cattle farm passed down from his father—though in his later years, he's been forced to rely more on boarding others' livestock just to make ends meet.

Having become a father later in life, Richard struggles to connect with his daughter, Sal, relying on his unwavering Biblical beliefs as a guiding framework for raising her. The loss of his wife left a void he rarely speaks of, but he finds quiet solace in his foster son, Jonah. Beneath his stoic exterior, Richard still wrestles with a lingering sense of betrayal—unable to fully reconcile how the boy he once considered his only son walked away after high school to chase an academic life far removed from the farm.

KEY CHARACTERS

RACTERS

"M"

Astute and unusually intelligent for her age, M is fully aware that she's a clone—she just doesn't know why. Jonah's homeschooling has shielded her from insecurity, instead fostering a deep curiosity and passion for understanding the world



KEY CHA

around her.

Much like her host, Marie, M has an innate drive to uncover secrets, often landing herself in trouble. Forced into a maturity beyond her years, she struggles to relate to those around her, finding true connection only with Jonah, the closest thing she has to a father.





SAL

Rough-and-tumble yet full of warmth, Sal is a true farm girl—comfortable around livestock but always craving human connection. She'll befriend just about anyone who crosses her path, her spunky nature and lack of a filter drawing people in. But her trusting heart and poor judgment often lead her exposed to more of the world than she's ready for.

With only one other child on the farm, Sal naturally falls into a big-sister role with M. Together, they steal every chance to escape into adventure, gossiping about life's mysteries with more enthusiasm than experience.

As she grows older, Sal begins to realize just how outmatched she is by M's sharp intellect. Struggling to find her own place, she wrestles with feelings of rebellion, self-doubt, and the aching question of where she truly belongs.

KEY CHARACTERS

THE LOOK & FEEL

It isn't about showy camera moves or bright colors. It's about capturing an honest intimacy with our characters. We want to be there with them. Feel them, know them, get lost in their joys and pains.

Our visual style is based around naturalism and beautiful lighting. Not much else needs to be said. The camera will reflect each "mode" that we go through in the story. For example, before Marie dies and things are stable, the camera reflects this. When we're with the young clone and seeing the world for the first time, the camera is also exploring things with novelty and curiosity. With selective focus and utility with extreme close ups we have a playground of visual artistry in our tool belt.

Check out our **LOOK BOOK** to see our vision (**Click to see the full document**)

THE MUSICAL IDENTITY OF STARFISH


(M)arie
FROM THE UPCOMING FEATURE Starfish
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(M)arie


MUSIC BY JEFFREY CARABELOS
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The theme presented here, (M)arie, establishes the emotional tone, style, and overarching narrative of the music for Starfish.

The final score will blend a unique combination of unconventional glass and other hand-crafted instruments, giving *Starfish* a unique musical signature.

MARKETING AND FINANCIALS


COMPARISON FILMS
her
Beginners

Blending the romantic complexity of *Her* with the heart and empathy of *Call Me by Your Name*, STARFISH takes audiences on an emotional journey—challenging our beliefs about love, death, and what it means to be a family.

HER cost $23 million and made $48 million.

Call Me By Your Name cost $3.5 million and made $67 million.

We're in the age of a new form of original independent cinema with *Anora* sweeping the 2025 Oscars with only a budget of $6 million and grossing $52 million dollars (a small character film with not a single action scene or superhero).

When done right, independent cinema can be incredibly lucrative.

Our budget for *Starfish* is incredibly small, and we've been rigorous about what we KNOW we need. A good friend once said, *"let's make $20 go the distance... When we learn to make every dollar count, it's impossible to fail."*


BUDGET BREAKDOWN
Platform Fees
7.9%
Cast
19%
Contingency
11.7%
Admin/Legal
11.7%
$560k
Post Production
14.1%
Producer's Unit
4.1%


Production Expenses
31.5%


Sundance Film Festival
FINANCING & PRE-PRODUCTION
Sept - Dec 2025
OFFICIAL PRE-PRODUCTION
Jan - March 2026
THE SHOOT
April/May 2026
POST PRODUCTION
June - Sept 2026
Jan/Feb 2027
WeFunder goes Live
80% of financing acquired
Film is greenlit
Cast locked and acquired
Final pickups
Picture Lock
Official submission to Sundance

This breakdown represents how we would use our ideal production budget of $560k. We are raising at minimum $50k, and maximum $700k, on Wefunder. Forward-looking projections are not guaranteed.

DISTRIBUTION & MARKETING

We've created a 3 tiered list for distribution to guarantee that the most people possible have the opportunity to enjoy *Starfish*. The first step is our festival run. Based on the connections and accolades acquired, we plan to negotiate a theatrical deal in order to release in theaters near you.

Second is the studio sale. We have connections to a few studios known for picking up films like *Starfish,* potentially leading to a streaming contract on Netflix, Hulu, or Prime.

Lastly, if all else fails, we have a strategy through channels like YouTube, Twitch, Instagram, etc. to build excitement, foster meaningful conversations about the film's thesis, and lead audience members to the film.

Ultimately, the goal is to give as many people as possible an opportunity to watch *Starfish*.

Sundance Film Festival is moving to Boulder, Colorado! Sundance is one of the top three film festivals in the world. We aim to premier *Starfish* in Sundance's first run here, making Colorado history. You'll be making that history with us with your contribution.


DISTRIBUTION
The attention we garner at film festivals will shape our distribution options. We're exploring several potential routes, including selling the film to a studio for theatrical release or securing streaming contracts with major platforms. Ultimately, our path will evolve based on the film's success and the connections we build along the way.
THE BIG 5 FILM FESTIVALS
• Cannes Film Festival
• Venice Film Festival
• Berlin International Film Festival
• Toronto International Film Festival
STUDIO SALE
• A24
• eOne
• Sony Picture Classics
• IFC
• Magnolia
• Roadside Attractions
• Breaking Glass
• Cinedigm
SELF-DISTRIBUTION
• National Theater Release
• Marketing Campaign
• Social Media Influencers
• Marketing Agencies
• Online Streaming
• Youtube/Twitch Deals
• Teaser campaign ala "Longlegs" and


Sundance Film Festival
Juno Films
Neon
Instagram Promo

Micah has a strong background in advertising with his video production company and has taken cues from shows like "Norsemen," a show that got buried in the Netflix influx of content only for the creator to generate a brilliant ad strategy with his own money that got it to the top ten most watched shows on Netflix for $30k.

We have spent months researching marketing strategies for indie films such as *Starfish*, and we've devised a thorough plan which incorporates numerous failsafe options in case any point on our chart hits the cutting room floor.

Whether we attain 3rd party distribution or not, we intend to utilize these marketing strategies to seed online discussion about *Starfish* via social media influencers, Reddit, blogs, and more. This strategy has been effectively executed for films like *The Dark Knight, District 9, Longlegs,* and *The Blair Witch Project*.


CAMPAIGN SCHEDULE
Week 1: The Incident
Launch the article ("Scientist Clones Wife After Tragic Accident") on fake blogs and niche forums.
Organic social media shares begin, fostering speculation.
Week 2: The Debate
Introduce follow-up articles ("Experts Question Cloning Breakthrough", "Hoax or Hope?").
Seed conversations on Reddit, Twitter, and Facebook with thought-provoking questions.
Week 3: The Discovery
Release cryptic clues linking the story to your project (e.g., symbols, quotes, or visuals).
Collaborate with influencers to "investigate" the story.
Week 4: The Reveal
Drop a teaser trailer or major reveal connecting the buzz to Starfish, release theatrical schedule.
Encourage audience engagement with hashtags or calls to action.
LONGLEGS
DISTRICT 9

INVESTMENT DETAILS

Every dollar invested will support the production needs of *Starfish*. Production costs will include cast, locations, crew, set design, management fees and much more. Our income streams will include deals negotiated with domestic and international distributors. Net profits generated will then flow to investors, based on their percentage of the total funds raised, at the exclusion of the creators of *Starfish* until returns are realized by all investors:

RECOUPMENT:

- 110% of investment

- 110% of investment
- 120% for early bird investors

Investors will be entitled to 110% of their initial investment (120% for Early Bird Investors) **PLUS 40% of Net Profits**. If less than $560k is raised through Wefunder, investors' share of net profits will be proportionally lowered.

Investing in this Wefunder raise means investing in our film, Starfish, under the terms outlined in our Film Financing Agreement.

Once the film is complete, we plan to submit to top-tier film festivals, including Sundance, SXSW, and Cannes. Following this, we will aggressively pursue high-level distribution by packaging the film with top agencies, distributors, and sales companies such as A24, Neon, IFC Films, etc.

Additionally, we will utilize our self-distribution and marketing strategy as listed above, growing organic support and interest for *Starfish* through online channels such as reddit, YouTube, and other social media.

Forward-looking statements are not guaranteed.


STARFISH INVESTMENT
120% RETURN (EARLY BIRD - FIRST $150K)
110% RETURN AFTER EARLY BIRD ENDS. ($150K-$560K)
+40% OF NET PROFITS OF THE FILM
WE'RE OFFERING 40% OF THE FILM'S NET PROFITS TO BE DISTRIBUTED AMONG OUR FINANCIERS AFTER THE REPAYMENT OF ALL INVESTED CAPITAL PLUS THE PRIVLIGED RETURNS REFEREENCED ABOVE.

PERKS

As a small way to show our gratitude, we've put together some sweet Perks just for our Wefunder investors.


EXECUTIVE PRODUCER: $30,000+

You're now an executive producer of STARFISH, complete with IMDb and screen credits. To say we're thankful would be a massive understatement. Including all below rewards, you're invited to join us for the red carpet premiere, wrap parties and festival screenings!

+ Two tickets to the MAIN premiere! (STARFISH Official Release at respective Film Festival - travel/lodging not included)

+ Invitation to a "cast & crew" screening in Denver, Colorado (travel/lodging not included)

+ An "Executive Producer" credit — on screen, IMDb, and the movie poster

+ Your Company Logo in credits

+ A 1-day visit to the set (travel/lodging not included)

+ A limited edition poster signed by main cast and writer/director/producer

+ A copy of shooting script signed by the team

+ A private link to the film once completed

+ A specialized thank-you card from the team

+ A shout out on STARFISH's social media

+ All lower-tier perks

CO-PRODUCER: $20,000+

+ Invitation to a "cast & crew" screening in Denver, Colorado (travel/lodging not included)

+ A "Co-Producer" on-screen credit

+ A 1-day visit to the set (travel/lodging not included)

+ A limited edition poster signed by main cast and writer/director/producer

+ A copy of shooting script signed by the team

+ A private link to the film once completed

+ A specialized thank-you card from the team

+ A shout out on STARFISH's social media

+ All lower-tier perks

ASSOCIATE PRODUCER: $10,000+

+ A 1-day visit to the set (travel/lodging not included)

+ A limited edition poster signed by main cast and writer/director/producer

+ An "Associate Producer" credit

+ A copy of shooting script signed by the team

+ A private link to the film once completed

+ A specialized thank-you card from the team

+ A shout out on STARFISH's social media

+ All lower-tier perks

A VERY SPECIAL THANK YOU: $5,000+

+ A "special thanks" credit

+ A copy of shooting script signed by the team

+ A private link to the film once completed

+ A specialized thank-you card from the team

+ A shout out on STARFISH's social media

+ All lower-tier perks

THANK YOU: $2,500+

+ A private link to the film once completed

+ A specialized thank-you card from the team

+ A shout out on STARFISH's social media

+ All lower-tier perks

SHOUTOUT: $1,000+

+ A shout out on STARFISH's social media platforms (Instagram, Facebook)

+ A signed STARFISH poster

+ Our eternal love and gratitude

ABOUT US


Starfish can work #shorts
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Micah Groenevelt is an award-winning film director, producer, and founder of RedMane Entertainment, a Denver-based production company. A 2017 Colorado Film School graduate, Micah has directed acclaimed short films such as Sisters and Honey Bee, which earned 11 festival awards and a 2017 Heartland Emmy nomination. Known for his creative vision in fantasy and sci-fi, Micah takes on multiple roles in filmmaking, including directing, editing, and videography. Through RedMane, he produces high-quality content for both narrative films and commercial clients, establishing himself as a rising leader in the film industry with a focus on innovation and collaboration.



Jeffrey is an award-winning American film composer, producer, and screenwriter based in Colorado. As the founder of Harmonic Alchemy™, he has scored numerous short films, feature films, and advertisements, earning multiple accolades. His work includes I Am Spaceman (2024) and The Story of a Rock (2024), and he co-wrote the upcoming feature Starfish. Beyond music, Jeffrey plays a key role in film production, blending storytelling with technical expertise. Through Harmonic Alchemy, he continues to champion innovative filmmaking, bringing visionary projects to life and supporting independent cinema with his multidisciplinary approach.

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Downloads

Starfish Look Book

Business Plan (updated 8.18.25).pdf

GTM and Forecast (v2.1).pdf